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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NADAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                           WATSON GENERAL CORPORATION
                  ----------------------------------------------
                  (Exact name of issuer as specified in charter)

                     32-B Mauchly, Irvine, California 92718
                    ----------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code: (714) 727-4020


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

1. Title of security: Common Stock
2. Number of shares outstanding before change: 8,268,080
3. Number of shares outstanding after change: 9,886,591
4. Effective date of change:  November 17, 1995
5. Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                 Distribution

         Give brief description of transaction: The company sold common stock pursuant to terms defined in Regulation D promulgated by the Securities and Exchange Commission.

                   II. CHANGE IN NAME OF ISSUER

1. Name prior to change: N/A
2. Name After change: N/A
3. Effective date of charter amendment changing name: N/A
4. Date of shareholder approval of change, if required: N/A

Date: December 27, 1995                  /s/ Joseph L. Christoffel
                                        ---------------------------------
                                        Joseph L. Christoffel,
                                        Chief Financial Officer